82-34626

WILLKIE FARR & GALLAGHER

02034323

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

RECD S.E.C.
MAY 2 1 2002
1086

SUPPL

May 20, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239.~~

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated May 15, 2002, of the Company announcing that the Company's revenues for the three months ended March 31, 2002 increased by 14.6% over the same period last year.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8718.

Very truly yours,

Kelly L. Sutherland /s.k.s.

Kelly L. Sutherland
Law Clerk

dlw 5/29

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Enclosure

cc: Robert Marion
Laurent Faugérolas

FILE NO. 82-5239

GÉNÉRALE DE • SANTÉ

PRESS RELEASE

Paris, May 15, 2002

FIRST QUARTER 2002 REVENUES: + 14.6%

Above target

Sustained organic growth

Significant contribution from acquisitions

	1st quarter 2002	1st quarter 2001	Change v/s 1st quarter 2001	
	M euros	M euros	M euros	%
Revenues	274.6	239.7	34.9	+ 14.6%

Consolidated revenues of Générale de Santé, the leading European group of private hospitals, amounted to 274.6 million euros for the first quarter ended March 31, 2002, against 239.7 million euros in 2001. This 14.6% increase which is slightly above the Group's forecasts, is split as follows:

	Change v/s 1st quarter 2001	
	M euros	%
Organic growth	14.1	5.9%
External growth (acquisitions net of disposals)	20.8	8.7%
Total change	34.9	14.6%

Organic growth

During the first quarter 2002, organic growth was maintained at a high level across all Group activities. Up 5.9% against the first quarter 2001 (which included one additional working day), this improvement is due to the progression of volumes of 3.3% and to tariff increases of about 2.6%.

External growth

In parallel with this internal development, Générale de Santé enjoyed the benefits of the acquisitions completed last year. Up 8.7% on the first quarter 2001, external growth (net of the impact of disposals) strengthened Generale de Sante's network by, notably, integrating the following clinics and hospitals: Beauregard (Marseille), the Hôpital Privé de l'Est Parisien (Aulnay-sous-Bois), Générale de Bourgogne (Châlons), Chenôve (Dijon) and for nursing homes, the Mieux Vivre establishments.

GÉNÉRALE DE • SANTÉ

In the course of 2002, Générale de Santé will continue to implement this strategic orientation of developing its network with the acquisition of high-performance clinics in France and abroad.

Segment analysis

In order to improve the understanding of its business, Générale de Santé has regrouped its activities under three sectors:

- Hospital care:

This sector includes the activities of Générale de Santé in the following areas: Acute care (Medicine – Surgery – Obstetrics), Psychiatry, Rehabilitation, Oncology and Laboratories. This represents a unique European network of care for patients and practitioners. Générale de Santé can thus take advantage of the operating synergies between its activities.

Evolution of revenues	1st quarter 2002	1st quarter 2001	Change v/s 1st quarter 2001	
	M euros	M euros	M euros	%
Revenues in millions of euros	231.2	203.0	28.2	13.9%
Organic growth			10.4	5.1%
External growth (acquisitions net of disposals)			17.8	8.8%

Organic growth includes an increase in volumes of about 2.5% compared to the same period of last year, despite one less working day.

Having almost completed the restructuring of its activities, Générale de Santé has sold only one entity since the first quarter 2001 (Clinica in Cannes). The external growth is a result of the acquisitions effected last year.

- Nursing homes:

This sector corresponds to the area previously called 'Dependent Care'.

Evolution of revenues	1st quarter 2002	1st quarter 2001	Change v/s 1st quarter 2001	
	M euros	M euros	M euros	%
Revenues	29.1	23.9	5.2	21.8%
Organic growth			2.2	9.2%
External growth (acquisitions only)			3.0	12.6%

The strong growth registered in this sector illustrates the Group's dynamism in an area where it already has a substantial presence. Organic growth includes exceptional tariff increases that have been granted to allow for an upgrading of the qualifications of the personnel.

GÉNÉRALE DE • SANTÉ

- Others:

The remainder encompasses the Services et Santé SA business (cleaning, hotel services, audiovisual management and shops) and the Group's holding companies.

Evolution of revenues	1st quarter 2002	1st quarter 2001	Change v/s 1st quarter 2001	
	M euros	M euros	M euros	%
Revenues (100% Organic growth)	14.3	12.8	1.5	11.7%

Compared to the first quarter 2001, the organic growth results from the signing of several new contracts by Services et Santé SA.

Outlook for 2002

It should be noted that the salary increases awarded in 2001 have not yet been compensated by the tariff increases effective since 1st May 2002. Further tariff envelopes will be added to these annual tariff increases. Subject to national, and then, to regional negotiations, the allocation of these new tariffs is not yet known precisely. Given the current state of negotiations and in light of the first quarter, Générale de Santé confirms its forecasts of an improvement of about 10% in EBITDA compared to the previous year.

By the quality and the competitiveness of its offer of care, Générale de Santé continues to demonstrate its ability to respond to the steady progress in demand for health care.

Calendar of events :

- Annual general meeting: June 7, 2002 at 11:00 am salle Gaveau Paris 8ème
- *Second quarter* 2002 *revenues*: August 12, 2002
- First half earnings: September 16, 2002

Générale de Santé

Listed on the "Premier Marché" of Euronext Paris since June 2001, Générale de Santé is the largest Group in Europe and the market leader in France in the private hospital sector with a market share of about 10%. Abroad, the Group is active in Canada, Italy, Portugal and Switzerland.
With 168 establishments in the world, Générale de Santé is the leading European Group providing medical healthcare and services: Acute care (General Medicine – Surgery – Obstetrics), Psychiatry, Post acute Care and Rehabilitation, Oncology – Radiotherapy, Diagnostic and Home Healthcare, Nursing homes and Services (cleaning and hotel services, televisions, telephones and catering). In France, Générale de Santé is composed of a unique network of 149 establishments, welcoming all patients from birth to old age in all regions with more than 17,200 hospital beds and dialysis places. In 2001, the 16,000 employees and the 3,800 doctors of the Group serviced over one million patients.

GÉNÉRALE DE • SANTÉ

Euroclear Code: 4447
Générale de Santé is part of the Next 150 index.

<u>*Contacts*</u>

Générale de Santé
Loïc Ricour : + 33 1 53 23 17 15
l.ricour@gsante.fr

Press
Nicole Micheletti : + 33 1 53 23 14 76
micheletti@fineo.com

Investor Relations
Anne Guimard (FINEO)
Tél. + 33 1 45 72 20 96 / +33 1 53 23 17 18
generale-de-sante@fineo.com